UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Crown Crafts, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

228309100

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 228309100	Page 2 of 8 Pages

(1)	Names of Reporting Persons Thomas E. Lynch
(2)	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power
	(8)	Shared Voting Power 476,761
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 476,761
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 476,761
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.9%
(14)	Type of Reporting Person (See Instructions) HC; IN

13D

CUSIP No. 228309100	Page 3 of 8 Pages

(1)	Names of Reporting Persons Scott P. Scharfman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power
	(8)	Shared Voting Power 476,761
	(9)	Sole Dispositive Power
	(10)	Shared Dispositive Power 476,761
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 476,761
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.9%
(14)	Type of Reporting Person (See Instructions) HC; IN

13D

CUSIP No. 228309100	Page 4 of 8 Pages

(1)	Names of Reporting Persons Mill Road Capital GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 476,761
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 476,761
	(10)	Shared Dispositive Power
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 476,761
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.9%
(14)	Type of Reporting Person (See Instructions) HC; OO

13D

CUSIP No. 228309100	Page 5 of 8 Pages

(1)	Names of Reporting Persons Mill Road Capital, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	Sec Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 476,761
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 476,761
	(10)	Shared Dispositive Power
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 476,761
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.9%
(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 228309100	Page 6 of 8 Pages

This Amendment No. 5 to the joint statement on Schedule 13D filed by the undersigned on January 31, 2011, with respect to the common stock, par value $0.01 per share, of Crown Crafts, Inc., a Delaware corporation (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by the undersigned on February 25, 2011, as amended by Amendment No. 2 on Schedule 13D filed by the undersigned on April 6, 2011, as amended by Amendment No. 3 on Schedule 13D filed by the undersigned on August 29, 2012, and as amended by Amendment No. 4 on Schedule 13D filed by the undersigned on November 8, 2012 (the Initial Filing, as so amended, the “Schedule 13D”), amends and supplements the Schedule 13D as follows:

1.	Item 3 of this Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons have acquired beneficial ownership of an aggregate of 476,761 shares of Common Stock for $2,356,762.46 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.”

2.	Items 5(a) and 5(b) of this Schedule 13D shall hereby be amended and restated in full as follows:

“(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 9,804,248 shares of the Common Stock issued and outstanding as of October 31, 2012, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended September 30, 2012. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of December 5, 2012. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 476,761 shares of Common Stock. The GP, as sole general partner of the Fund, also has authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and each of Messrs. Lynch and Scharfman has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund. Accordingly, each of the Reporting Persons beneficially owns an aggregate of 476,761 shares of Common Stock, or approximately 4.9% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 476,761 shares of Common Stock, or approximately 4.9% of the outstanding shares of Common Stock.”

3.	Item 5(c) of this Schedule 13D shall hereby be amended and restated in full as follows:

“(c) No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from November 9, 2012 (the day after the filing of the prior amendment to this Schedule 13D) until December 5, 2012:

CUSIP No. 228309100	Page 7 of 8 Pages

Date of Transaction	Shares Purchased/ (Sold)	Avg. Price per Share ($)
11/9/2012	(1,000)	$6.0152

11/12/2012	(4,177)	$6.1118

11/13/2012	(689)	$6.1139

11/14/2012	(1,200)	$6.0689

11/15/2012	(1,500)	$5.9000

11/16/2012	(34,100)	$5.9699

11/19/2012	(2,900)	$5.9341

11/23/2012	(250)	$5.9000

11/26/2012	(1,200)	$5.9033

11/27/2012	(5,000)	$5.9003

11/28/2012	(21,100)	$5.8872

11/29/2012	(270)	$5.9037

12/3/2012	(7,500)	$5.9000

12/4/2012	(10,500)	$5.9051

12/5/2012	(5,000)	$5.9000

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Sales have been aggregated daily, and sale prices do not reflect brokerage commissions paid.”

4.	Item 5(e) of this Schedule 13D shall hereby be amended and restated in full as follows:

“(e) On December 4, 2012, the Reporting Persons ceased to beneficially own in the aggregate, and each Reporting Person ceased to beneficially own individually, 5.0% of the class of shares of Common Stock.”

5.	Except as expressly modified hereby, all provisions of this Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 228309100	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 7, 2012

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC, its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman